UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 31, 2011

PARKWAY PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(IRS Employer Identification No.

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39201
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement

On January 31, 2011, Parkway Properties, Inc. (the "Company") entered into a Credit Agreement with a consortium of seven banks with Wells Fargo Securities LLC and J.P. Morgan Securities LLC as Joint Lead Arrangers and Joint Book Runners; Wells Fargo Bank, N.A. as Administrative Agent; JPMorgan Chase Bank, N.A. as Syndication Agent; PNC Bank, N.A., Bank of America, N.A., and U.S. Bank, N.A. as Documentation Agents; and other banks as participants. The Credit Agreement provides for a $190 million unsecured revolving credit facility (the "Credit Facility"), maturing January 31, 2014, with a one-year extension option available at maturity. The new Credit Facility replaces the existing $236 million unsecured revolving credit facility and $60 million term loan scheduled to mature on April 27, 2011. The interest rate on the new Credit Facility is based on LIBOR plus 275 to 350 basis points, depending upon overall Company leverage (with the current rate set at 325 basis points which is equivalent to a total rate of 3.6% at January 31, 2011). Additionally, the Company pays fees on the unused portion of the Credit Facility ranging between 40 and 50 basis points based upon usage of the aggregate commitment (with the current rate set at 40 basis points).

The Company has a $100 million interest rate swap associated with the Credit Facility that expires March 31, 2011, locking LIBOR at 3.635%. The Company does not anticipate an extinguishment of this interest rate swap prior to the stated expiration.

The forgoing description of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit 10 to this Form 8-K and incorporated herein by reference.

ITEM 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

See Item 1.01 above.

ITEM 9.01.   Financial Statements and Exhibits

(d)   Exhibits.

10   Credit Agreement by and among Parkway Properties LP, a Delaware limited partnership; Parkway Properties, Inc., a Maryland corporation; Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners; Wells Fargo Bank, N.A., as Administration Agent; JPMorgan Chase Bank, N.A., as Syndication Agent; PNC Bank, N.A., Bank of America, N.A., and U.S. Bank, N.A., as Documentation Agents; and the Lenders dated January 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2011

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
      Mandy M. Pope
      Executive Vice President and Chief
      Accounting Officer